May 11, 2006
Ms. Angela Crane
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	Ixia
File No. 0- 31523
Form 10-K for the fiscal year ended December 31, 2005 filed March 13, 2006
Form 8-K dated April 14, 2006
Dear Ms. Crane:
     This letter sets forth the responses of Ixia (the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission dated April 28, 2006, with respect to the above-referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below are responsive to your questions and comments.

Ms. Angela Crane
U.S. Securities and Exchange Commission
Re: Ixia (File No. 0-31523)
May 11, 2006

FORM 10-K for the fiscal year ended December 31, 2005
Consolidated Statements of Income — page 48
COMMENT:
1.	Please revise future filings to remove the stock-based compensation subtotal from the table included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.
RESPONSE:
In consideration of the Staff’s comment, we will revise future filings to remove the stock-based compensation subtotal from the face of our statements of income.
Note 3. Selected Balance Sheet Data — page 58
Property and Equipment, net — page 60
COMMENT:
2.	Please explain your policy with respect to the demonstration equipment. Explain the contractual terms under which it has been loaned, including any associated requirement that the borrower purchase the equipment, or any disposable products or services. Also, tell us where the depreciation expense is recorded in your statement of operations and why you believe the classification is appropriate.
RESPONSE:
We respectfully acknowledge the Staff’s comment and supplementally note that our “demonstration equipment” is held by our sales and marketing staff to provide product demonstrations for potential customers and to support various marketing activities, including tradeshow attendance. Accordingly, the depreciation expense associated with the “demonstration equipment” is classified within sales and marketing expenses on the statement of income. We also carry on our balance sheet within inventories a small amount of product (at the lower of cost or market) that is loaned to potential customers. The loan agreements include contractual terms such as the loan period (i.e., typically 30 to 90 days) and our right to invoice the borrower if the product is not returned in accordance with the agreement. These loan arrangements do not require the borrower to purchase the equipment, but do typically result in a sale at the end of the loan period, at which time the ownership rights of the product are

Ms. Angela Crane
U.S. Securities and Exchange Commission
Re: Ixia (File No. 0-31523)
May 11, 2006

transferred to the customer and the related product is removed from inventories with a charge to cost of sales and recognition of the related sale in the statement of income.
In consideration of the Staff’s comment, we will revise future filings to provide additional disclosure relating to our “demonstration equipment.” The following example is what we have included in our 10-Q for the first quarter ended March 31, 2006 (Item 2, Management’s Discussion and Analysis – Overview (Operating Expenses – Sales and Marketing)):
“We also capitalize and depreciate over a two-year period costs of our products used for sales and marketing activities, including product demonstrations for potential customers.”
In addition, the following is an example of what we intend to include in future filings on Form 10-K (Note 1 – Business and Summary of Significant Accounting Policies (Property and Equipment)):
“Property and equipment also includes the cost of our products used for sales and marketing activities, including product demonstrations for potential customers.”
Note 4. Acquisition — page 60
Communication Machinery Corporation
COMMENT:
3.	Please tell us why pro forma net revenues for the year ended December 31, 2004 is significantly less than your actual revenues for the same period. Additionally, please show us how you calculated your 2004 pro forma earnings per share.
RESPONSE:
We respectfully acknowledge the Staff’s comment and note that the amounts included in Note 4 for pro forma net revenues and net income for the year ended December 31, 2004 are incorrect due to a typographical error. The correct pro forma amounts for net revenues and net income for the year ended December 31, 2004 are $117,807,000 and $18,764,000, respectively. The pro forma 2004 earnings per share amounts are, however, correct and were computed using the pro forma net income amount noted above (i.e., $18,764,000) and the 2004 basic and diluted share numbers included on the face of our statement of income. In order to provide the correct information to our shareholders, we will file an amendment to our 2005 Form 10-K to correct the two incorrect amounts in Note 4. We also supplementally advise the Staff that we have confirmed that there are no other typographical errors in the figures included in our 2005 Form 10-K.

Ms. Angela Crane
U.S. Securities and Exchange Commission
Re: Ixia (File No. 0-31523)
May 11, 2006

FORM 8-K dated April 14, 2006
COMMENT:
4.	We note that you present your non-GAAP measures and reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as they also reflect several non-GAAP measures, including non-GAAP cost of revenue; non-GAAP amortization of purchased technology, non-GAAP gross profit; non-GAAP research and development expenses; non-GAAP sales and marketing; non-GAAP general and administrative; non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP (loss) income from operations, non-GAAP income before taxes, non-GAAP income tax expense, non-GAAP net income and non-GAAP earnings per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. Please provide your proposed revised disclosures.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
RESPONSE:
In consideration of the Staff’s comment, we will revise future filings to eliminate the presentation of a non-GAAP statement of income. We will instead disclose only certain of our non-GAAP financial measures and will continue to reconcile each non-GAAP financial measure to the most comparable GAAP amount. The proposed format of our revised disclosures (based on our financial results for the quarter ended March 31, 2006) is attached as Exhibit A. In addition, the following is an example of the type of explanation regarding our non-GAAP information that we intend to include in future earnings releases that are filed on Form 8-K:
“To supplement our consolidated financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), we have included certain non-GAAP financial measures in this press release and in the attachments hereto. Specifically, we have provided non-GAAP financial measures (e.g., non-GAAP gross profit (or margin), non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP diluted earnings per share) that exclude certain non-cash expenses such as the amortization

Ms. Angela Crane
U.S. Securities and Exchange Commission
Re: Ixia (File No. 0-31523)
May 11, 2006

of acquisition-related intangible assets and stock-based compensation, as well as the related income tax effects of such items. The amortization of acquisition-related intangible assets and stock-based compensation represent non-cash charges that may be difficult to estimate from period to period and that are not directly attributable to the underlying performance of our business operations. These non-GAAP financial measures are provided to enhance the user’s overall understanding of our financial performance. We believe that by excluding certain non-cash charges, as well as the related income tax effects, our non-GAAP measures provide supplemental information to both management and investors that is useful in assessing our core operating performance, in evaluating our ongoing business operations and in comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to plan and forecast future periods and to assist in making operating and strategic decisions. The presentation of this additional information is not prepared in accordance with GAAP. The information therefore may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Investors are encouraged to review the reconciliations of GAAP to non-GAAP financial measures which are included below in this press release.”
We also acknowledge the Staff’s comment that in the event that the Form 8-K is incorporated by reference into a 1933 Act registration statement, the Staff may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission, and that, at that time, the Staff may request an amendment to the Form 8-K.
* * *
     In providing the above responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Angela Crane
U.S. Securities and Exchange Commission
Re: Ixia (File No. 0-31523)
May 11, 2006

     The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-2325.
Sincerely,
/s/ Thomas B. Miller
Thomas B. Miller
Chief Financial Officer
Ixia
26601 W. Agoura Road
Calabasas, CA 91302

EXHIBIT A
IXIA
Non-GAAP Information and Reconciliation to Comparable GAAP Financial Measures
(in thousands, except percentages and per share data)
(unaudited)

	Three months ended March 31,
	2006		2005
		% Net		% Net
	Amount ($)	Revenues	Amount ($)	Revenues
Gross Profit — GAAP	$30,797	79.3%	$31,627	82.3%
Amortization of purchased technology (a)	1,056	2.7%	942	2.5%
Stock-based compensation (b)	237	0.6%	—	0.0%

Gross Profit — Non-GAAP	$32,090	82.6%	$32,569	84.8%

Operating Expenses — GAAP	$31,357	80.7%	$20,968	54.6%
Amortization of intangible assets (a)	(399)	-1.0%	(342)	-0.9%
Stock-based compensation (b)	(4,665)	-12.0%	—	0.0%

Operating Expenses — Non-GAAP	$26,293	67.7%	$20,626	53.7%

Income (loss) from operations — GAAP	$(560)	-1.4%	$10,569	27.5%
Effect of reconciling items (c)	6,357	16.3%	1,284	3.4%

Income (loss) from operations — Non-GAAP	$5,797	14.9%	$11,853	30.9%

Income tax expense — GAAP	$1,052	2.7%	$2,226	5.8%
Effect of reconciling items (d)	1,878	4.8%	1,765	4.6%

Income tax expense — Non-GAAP	$2,930	7.5%	$3,991	10.4%

Net income — GAAP	$489	1.3%	$9,329	24.3%
Effect of reconciling items (e)	4,479	11.5%	(481)	-1.3%

Net income — Non-GAAP	$4,968	12.8%	$8,848	23.0%

Diluted earnings per share — GAAP	$0.01		$0.14
Effect of reconciling items (f)	0.06		(0.01)

Diluted earnings per share — Non-GAAP	$0.07		$0.13

(a)	This reconciling item represents the amortization of intangible assets related to the acquisition of the ANVL TM product line from Empirix, Inc., the acquisition of certain rights associated with the Chariot® product line from NetIQ Corporation, the acquisition of the mobile video and multimedia test business of Dilithium Networks (affects 2006 only), the acquisition of G3 Nova Technologies, Inc. and the acquisition of Communication Machinery Corporation (affects 2006 only). As the amortization expense represents a non-cash charge that may be difficult to estimate from period to period and that is not directly attributable to the underlying performance of our business operations, we believe that by excluding the amortization of acquisition-related intangible assets, investors are provided with supplemental information that is useful in evaluating our ongoing operations and performance. While the amortization of acquisition-related intangible assets is expected to continue in the future, management also excludes this expense when evaluating current performance, forecasting future results, measuring core operating results, and making operating and strategic decisions.

(b)	This reconciling item represents stock-based compensation expense recognized under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). We adopted FAS 123R effective January 1, 2006. As stock-based compensation represents a non-cash charge that is difficult to estimate from period to period and that is not directly attributable to the underlying performance of our business operations, we believe that by excluding stock-based compensation, investors are provided with supplemental information that is useful in comparing our operating results from period to period and in evaluating our core operations and performance. While we expect to continue to recognize stock-based compensation expense in the future, management also excludes this expense when evaluating current performance, forecasting future results, measuring core operating results, and making operating and strategic decisions.

(c)	This adjustment represents the effects of the reconciling items noted in footnotes (a) and (b).

(d)	This adjustment represents the income tax effects of the reconciling items noted in footnotes (a) and (b).

(e)	This adjustment represents the effects of the reconciling items noted in footnotes (a) and (b), net of tax.

(f)	This adjustment represents the effects of the reconciling items noted in footnotes (a) and (b), net of tax, on a diluted per share basis.